United States securities and exchange commission logo





                             October 30, 2020

       Steven Trieu
       Chief Financial Officer
       Social Capital Hedosophia Holdings Corp. II
       317 University Ave, Suite 200
       Palo Alto, California 94301

                                                        Re: Social Capital
Hedosophia Holdings Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed October 5,
2020
                                                            File No. 333-249302

       Dear Mr. Trieu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 5, 2020

       Interests of SCH's Directors and Executive Officers in the Business Combination, page 11

   1. We note that you state that the aggregate market value of all of the Class B shares, purchased by the
Sponsor for $25,000, would have been $190.54 million based on the
                                                        $18.41 per public share
closing price on October 2, 2020. Please also quantify here and where similar
disclosure appears on page 115, the value or amount of:
                                                            the 6,133,333
private placement warrants purchased by the Sponsor that will expire if the transaction is
not completed;
                                                            Mr. Bain   s direct
and indirect economic interests in the Business Combination and in the private
warrants and Class B shares, and ensure that the information is consistent with the beneficial
ownership information on page 240;
                                                            the shares that the
Sponsor Related PIPE Investors will receive in exchange for their
 Steven Trieu
FirstName  LastNameSteven  Trieu Corp. II
Social Capital Hedosophia Holdings
Comapany
October 30,NameSocial
            2020       Capital Hedosophia Holdings Corp. II
October
Page 2 30, 2020 Page 2
FirstName LastName
              $160,250,000 PIPE investment;
                any out-of-pocket expenses to be reimbursed to the Sponsor, officers or directors.
              We note disclosure on page 244 that that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection
              with activities on SCH   s behalf.
Comparative Per Share Data, page 23

2. Please provide us with your calculations of $(0.02) and $0.55 book value per share for
         Opendoor (Historical) and SCH (Historical), respectively, as of June 30, 2020 as disclosed in your table on page 24.
Projected Financial Information , page 113

3.       We note your disclosure regarding Opendoor   s internally prepared
projections, including
         cautionary language regarding actual results, significant uncertainties and contingencies, and that the projections do not take in to account circumstances or events occurring after
         they were prepared. Please disclose whether Opendoor   s management is
of the view that
         the projections were prepared on a reasonable basis reflecting
management   s currently
         available estimates and judgements.
U.S. Federal Income Tax Considerations, page 150

4. We note your statement in the first paragraph that your disclosure is a summary of material federal income tax considerations of the domestication and we note from the exhibit index that you intend to file a tax opinion of Skadden, Arps, Slate, Meagher
         & Flom LLP. Please clarify whether the tax disclosure is intended to constitute the opinion of Skadden or whether you will be providing a separate long form tax opinion.
         Note that the prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication, however, the tax opinion provided by you should state clearly the tax consequences and not merely provide a summary. Refer to
         Securities Act Release No. 33-6900.
5. We note your disclosure that it is intended that the Domestication qualify as an F
         Reorganization. Your disclosure should address the material federal income tax consequences of the transaction. Please state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement. Also, investors are entitled to rely on your tax disclosure. Please revise to remove inferences that they may not rely on such disclosure such as the statement on page 150 that the disclosure is for informational purposes only.
Unaudited Pro Forma Condensed Combined Financial Information
Notes To Unaudited Pro Forma Condensed Combined Financial Information, page 167

6. We note certain disclosure that SCH's statement of operations for the period between
         October 18, 2019 (inception) and December 31, 2019 is unaudited. Please revise your
 Steven Trieu
FirstName  LastNameSteven  Trieu Corp. II
Social Capital Hedosophia Holdings
Comapany
October 30,NameSocial
            2020       Capital Hedosophia Holdings Corp. II
October
Page 3 30, 2020 Page 3
FirstName LastName
         disclosure to clarify that the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared
using SCH   s audited
         statement of operations for the period between October 18, 2019 (inception) and
         December 31, 2019. Please ensure that this disclosure is consistent throughout your filing.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 168

7. In regards to footnote (F), please tell us how you determined that including an adjustment for expected transaction costs in consummating the Business Combination and related transactions is factually supportable. Please refer to Article 11 of Regulation S-X.
Opendoor's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 199

8. We note you present certain adjustments that include current period costs and prior period costs to arrive at your non-GAAP measures. Please revise your disclosure to separately quantify the amounts that relate to current period costs and prior period costs.
Stock-Based Compensation, page 216

9. We note your expected volatility is based on a benchmark of comparable companies within the automotive and energy storage industries. Please tell us how you determined the automotive and energy storage industries were appropriate industries to consider in your option pricing model. In your response, please also tell us if you considered and dismissed any alternative industries, if those industries were closer to your line of business, and your basis for your determination to not use such alternative industries.
Unaudited Consolidated Financial Statements Opendoor Labs Inc.
12. Share-Based Awards, page F-54

10. With respect to your RSUs granted in 2020, please tell us what significant factors contribute to the difference between the value of the RSUs granted and the $10.00 deemed value of shares to be received as part of the merger. In your response, please incorporate the impact from the exchange ratio. This comment also applies to the fair value of the shares underlying the stock options granted in 2019, the RSUs granted in 2019, and the restricted shares granted in 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Steven Trieu
Social Capital Hedosophia Holdings Corp. II
October 30, 2020
Page 4

       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameSteven Trieu
                                                     Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp. II
                                                     Office of Real Estate &
Construction
October 30, 2020 Page 4
cc:       Howard Ellin, Esq.
FirstName LastName